UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205491

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 16, 2022

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.

(Translation of registrant’s name into English)

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):   ☐

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement File No. 333-232691, and related Prospectus and Prospectus Supplements, as such Registration Statement, Prospectus and Prospectus Supplements may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1.1	Underwriting Agreement, dated as of March 14, 2022, by and among B.A.T Capital Corporation, the Guarantors party thereto and Deutsche Bank Securities Inc., Citigroup Global Markets Inc., Mizuho Securities USA LLC and SMBC Nikko Securities America, Inc.

Exhibit 1.2	Underwriting Agreement, dated as of March 14, 2022, by and among B.A.T. International Finance p.l.c., the Guarantors party thereto and Deutsche Bank Securities Inc., Citigroup Global Markets Inc., Mizuho Securities USA LLC and SMBC Nikko Securities America, Inc.

Exhibit 4.1	Supplemental Indenture No. 12, dated as of March 16, 2022, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.

Exhibit 4.2	Supplemental Indenture No. 13, dated as of March 16, 2022, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.

Exhibit 4.3	Supplemental Indenture No. 2, dated as of March 16, 2022, by and among B.A.T. International Finance p.l.c., the Guarantors party thereto and Citibank, N.A., as Trustee.

Exhibit 5.1	Opinion of Cravath, Swaine & Moore LLP.

Exhibit 5.2	Opinion of Linklaters LLP (London).

Exhibit 5.3	Opinion of Stibbe N.V.

Exhibit 5.4	Opinion of Womble Bond Dickinson (US) LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.
By:	/s/ Tadeu Marroco
Name: Tadeu Marroco
Title: Finance and Transformation Director

Date: March 16, 2022